Head Office - Secretariat of the Bank

Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 25 Dec 2006

3628

Office of Internati[illegible]
Division of Corpo[illegible]
U.S. Securities and [illegible] Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

06019541

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 28 2006
WASH. D.C. 213

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED

JAN 05 2007

THOMSON FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

dlw 1/3

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*03/12/06*	*1*
2.	*Immediate Report*	*14/12/06*	*2*
3.	*Immediate Report*	*17/12/06*	*3*
4.	*Holding(s) in Company*	*17/12/06*	*4*
5.	*Notice of AGM*	*19/12/06*	*5*
6.	*Immediate Report*	*20/12/06*	*6*
7.	*Immediate Report*	*20/12/06*	*7*
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

Schedule 1

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

E-mail: yoram.weissbrem@mailpoalim.co.il

SEC MAIL RECEIVED PROCESSING SECTION DEC 2 8 2006 WASH. D.C. 213

Transmission date: 03/12/2006
Reference: 2006-01-151204

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	122,050,820	9.68	9.68	9.59	9.59

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e..represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *122,773,620*
Change in Quantity of Securities: *-722,800*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance, 88,956,551 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 2

Date: 14 December 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter – "the Bank") hereby notifies that on 13th December, 2006 in the hours of the afternoon, there were received at the Bank a statement of claim and an application for the approval and conduct thereof as a class action in accordance with the Class Actions Law, 5766 – 2006, and in accordance with the Restrictive Trade Practices Law, 5748 – 1988, which were filed with the District Court of Tel-Aviv-Jaffa, against the Bank and against Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd.

The amount of the class action specified in the statement of claim is NIS 5,581,000,000. The plaintiffs state in their claim that according to another method of calculation, the amount claimed is no less than NIS 5,206,000,000.

The plaintiffs contend in their claim that they are citizens who conduct households and have received credit from the defendants. During this period, they allege that they were charged with exaggerated payments of interest, without any economic or commercial justification. The plaintiffs also allege that the rate of interest was fixed in abuse of the defendants' position in the household banking market, thereby reducing competition and adversely affecting the public and/or creating a restrictive practice against the law. The plaintiffs also allege that the rate of interest was fixed in a way, which misled them as to the usual price for the credit service to the household segment contrary to the Consumer Protection Law, 5741 – 1981. The plaintiffs allege that the Bank acted in collusion with the other defendants, in a restrictive practice between them, and that thereby competition between them was prevented or reduced. The plaintiffs allege that in this way the public and the economy sustained enormous damage.

The plaintiffs state in their claim and in their application to recognize their claim as a class action, that they seek to represent the group of the Bank's customers who constitute the household segment, who, it is alleged, were charged with unreasonable and unacceptable rates of interest. According to the plaintiffs, the banks acted as a "concentration group" contrary to the Restrictive Trade Practices Law, 5748 – 1988, in unlawfully exploiting their adversity and inexperience and in exploiting the low bargaining power of the consumers in the household segment. In so doing, the

plaintiffs allege, enormous damage has been sustained by the plaintiffs and by the rest of the customers of the defendant banks.

The plaintiffs attached to their application a notice of a class action with joint questions, in which they stated that an (other) class action which was instituted by the company Sharnoa Automated Machinery Tel-Aviv Ltd., raises material questions of fact and law, which also relate to questions raised in their claim.
Yet they stated that the members of the plaintiffs' group who figure in the application now filed by them are not identical to the members of the group on whose behalf the previous application was filed, and furthermore, there are material differences between the two actions.

The remedies sought by the plaintiffs are, inter alia, to recognize their claim as a class action, to define the represented group, to issue appropriate instructions for the approval of the action as a class action, to order the refunding of the exaggerated interest charged by the banks over the last seven years and to award compensation to the plaintiffs for their damages and special compensation for them as representatives of the group, together with costs and Advocates' fees.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ilan Mazur, Advocate Chief Legal Adviser	**Yoram Weissbrem** Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

Date: 17 December 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate report that Bank Hapoalim B.M. (hereinafter: "the Bank") published on 26th October, 2006, the Bank is pleased to advise that on Friday, 15th December, 2006 at about noon, there was completed the transaction whereby Lahak – Mutual Funds Management Ltd. (hereinafter: "Lahak") (a wholly owned subsidiary company of the Bank) sold to Pekan Plus Mutual Funds Ltd. (hereinafter: "Pekan Plus"), a company belonging to the Prisma Investment House Ltd. group, the bundle of rights and obligations of Lahak with respect to the management of Lahak mutual funds including the right to receive all of the revenues resulting therefrom, and the goodwill which Lahak acquired over the years in the field of managing Lahak mutual funds, including the user rights to the commercial name "Lahak".

By way of consideration for receiving the aforesaid rights, Pekan Plus paid NIS 150 million. The Bank will record a net profit of approximately NIS 92 million on account of the sale.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Hanna Pri-Zan	**Yoram Weissbrem**
Member of the Board of Management	Secretary of the Bank

Bank Hapoalim B.M.

Schedule I

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

SEC MAIL PROCESSING SECTION RECEIVED DEC 2 8 2006 WASH, D.C. 213

Transmission date: 17/12/2006
Reference: 2006-01-164467

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	116,824,729	9.27	9.27	9.18	9.18

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *122,050,820*
Change in Quantity of Securities: *-5,226,091*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance, 83,477,151 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

082-34955

bank hapoalim

Schedule 5

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 19 December 2006
Our reference: 802/06

To : The London Stock Exchange

Dear Sir / Madam,

Re: Bank Hapoalim B.M. – Immediate Report Regarding Notice for Convening an Ordinary Annual General Meeting of the Shareholders of the Bank

We are pleased to advise you that the Board of Directors of Bank Hapoalim B.M. (hereinafter: "the Bank") at its meeting held on 10 December, 2006 at 3:30 p.m., resolved to convene an ordinary annual general meeting of the shareholders of the Bank to take place on 24 January, 2007 at 10:15 a.m., in the conference room of the Bank at the "Levinstein Tower", 23 Menachem Begin Road, 3rd Floor, Room 313, Tel-Aviv.

1. **An elaboration of the subjects on the agenda of the Meeting, and a brief description of the main features of the proposed resolutions, indicating the majority required for each resolution on the agenda, are set forth below:**

   As to Item 1: The Annual Financial Statements, the Directors' Report and the Report of the Auditors of the Bank for the year 2005:

   The Annual Report of the Bank for the year 2005 may be inspected on the MAGNA website of the Securities Authority http://www.magna.isa.gov.il and on the Bank's website http://www.bankhapoalim.co.il. A copy may also be obtained by applying to the Secretariat of Bank Hapoalim at 63 Yehuda Halevy Street, Tel Aviv, Telephone: 03-567-3800.

   Terms of the Resolution: To accept the financial statements, the directors' report and the report of the auditors of the Bank for the year 2005.

   The Required Majority: A simple majority of the total of voting rights entitled to vote and who have voted in person or by proxy.

As to Item 2: Election of Directors

Description of the Subject Matter:
Election of a Director:

Details of the Nominee to the Best of the Knowledge of the Bank:

1) Name: Efrat Peled;
2) Number of Identity Document/Passport: 02722477/3
3) Date of Birth: 16/05/1974;
4) Address for Service of Process: 7A Hamarganit, Ramat Gan;
5) Citizenship: Israeli;
6) Membership of Committees of the Board of Directors: Yet to be appointed;
7) If an External Director as Defined in the Companies Law and Having Financial Accounting Expertise or Professional Qualifications: Is not being appointed as an external director as this term is defined in the Companies Law;
8) If an Employee of the Corporation, a Subsidiary thereof, of a Related Company thereof or an Interested Party therein: Is employed by controlling party of the Bank;
9) Date on which She Is to Take Office as a Director of the Corporation: 24 January, 2007;
10) Her Education and Employment During the Last Five Years, Specifying the Corporations in which She Serves as a Director:

    Education:
    - Bachelor's degree (B.A.) in Economics and Accounting from the University of Tel Aviv;
    - Diploma studies in Real Estate Appraisal, University of Tel Aviv;
    - Master of Business Administration (MBA)-(EMBA)- Kellogg Recanati International Program, University of Tel Aviv and Northwestern University;

    Employment During the Last Five Years, Specifying the Corporations in which She Served/Serves as a Director:
    - CEO Arison Holdings (1998) Ltd., from 9 March, 2006 to date;
    - CEO Arison Investments Ltd., from 9 March, 2006 to date;
    - President SAFO LLC, from September, 2004 to date;
    - Director in Biomedical Investments (1997) Ltd., from 29 June, 2006 to date;
    - CEO and Director in Arzaf Ltd., from 30 November, 2006 to date;
    - CEO and Director in Arzaf B (97) Ltd., from 30 November, 2006 to date;
    - CEO and Director in Arzaf G Ltd., from 30 November, 2006 to date;
    - CEO and Director in Arshav Holdings Ltd., from 30 November, 2006 to date;
    - Director in Housing & Construction Holding Co. Ltd., from 18 November, 2006 to date;
    - Director in Av-Ar Capital Investments 1997 Ltd., from 29 June, 2006 to date;
    - Chief Financial Officer of the Ted Arison Family Foundation (Israel and USA) from 2002 till 2004;

11) Is She Related to Another Interested Party in the Corporation: No
12) Does She Have Accounting or Financial Expertise: Yes

The Required Majority: The resolution will be adopted at the General Meeting by a simple majority of the shareholders present when voting takes place and who are entitled to vote, and have voted in person or by proxy.

Description of the Subject Matter:

Election of an External Director in accordance with Directive 301 of the Proper Conduct of Banking Directive of the Bank of Israel :

Details of the Nominee to the Best of the Knowledge of the Bank:

1) Name: Yair Orgler;
2) Number of Identity Document/Passport: 001210541
3) Date of Birth:10/10/1939;
4) Address for Service of Process: 19 Yaacov Zrubavel, Tel Baruch, Tel Aviv 69015;
5) Citizenship: Israeli;
6) Membership of Committees of the Board of Directors: Yet to be appointed;
7) If an External Director as Defined in the Companies Law and Having Financial Accounting Expertise or Professional Qualifications: Is not being appointed as an external director as this term is defined in the Companies Law;
8) If an Employee of the Corporation, a Subsidiary thereof, of a Related Company thereof or an Interested Party therein: No;
9) Date on which He Is to Take Office as a Director of the Corporation: 24 January, 2007;
10) His Education and Employment During the Last Five Years, Specifying the Corporations in which He Serves as a Director:

Education:

- B.Sc.- Industrial Engineering, Technion Israel 1963;
- M.Sc.- Industrial Engineering, University of Southern California, Los Angeles, Ca. USA 1965;
- Ph.D. Carnegie Mellon University, Pittsburgh, Pa. USA 1967;

Employment During the Last Five Years, Specifying the Corporations in which He Served/Serves as a Director:

- Israel Chemicals Ltd., External Director from September, 2006 to date;
- Atidim, Hi-Tech Industrial Park, Director from September, 1999 to date;
- Chairman of the Tel Aviv Stock Exchange 1996-2006;
- Full Professor, University of Tel Aviv, until October, 2003;

11) Is He Related to Another Interested Party in the Corporation: No
12) Does He Have Accounting or Financial Expertise: Yes

The Required Majority: The resolution will be adopted at the General Meeting by a simple majority of the shareholders present when voting takes place and who are entitled to vote, and have voted in person or by proxy.

The election of the aforesaid directors is subject to the approval of the Bank of Israel.

As to Item 3: Re – election of the Auditors

Description of the Subject Matter:

a. Upon the recommendation of the Audit Committee and the Board of Directors to re-elect the auditors: Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants as auditors of the Bank for the year 2006 and thereafter, until the next ordinary annual general meeting is convened.

b. The remuneration of the auditors paid for carrying out the functions of auditing and for additional services to the Bank for the year 2005 is set out on page 183 of the Directors' Report published as part of the Consolidated Financial Statements of Bank Hapoalim B.M. and its subsidiaries for the year ended on 31 December, 2005.

Terms of the Resolution: To re-elect the certified public accountants: Ziv Haft, Certified Public Accountants (Isr.) and Somekh Chaikin, Certified Public Accountants (Isr.) as the auditors of the Bank for the year 2006, until the next ordinary annual general meeting is convened.

The Required Majority: A simple majority of the shareholders present when voting takes place and who are entitled to vote and have voted in person or by proxy.

As to Item 4: Liability Insurance for the Directors and Office Holders of the Bank, including a Director who is a Controlling Party.

Description of the Subject Matter: Liability insurance for the directors and office holders of the Bank, including a director who is a controlling party.

Terms of the Resolution: Further to the resolution of the special general meeting of 8 March, 2006 which ratified the renewal of the directors' and office holders' liability insurance policy, including a director who is a controlling party of the Bank, up to 1 June, 2007, with Clal Insurance Company Ltd., which provides inclusive and cumulative insurance cover of 175 million US Dollars for the period of insurance with respect to a claim or cumulative claims over the whole period of insurance, it is proposed to ratify the policy on the terms as aforesaid against payment of premium in the sum of 3,770 thousand US Dollars, which is higher than the premium approved by the aforesaid meeting by an additional amount of 492 thousand US Dollars, as a result of having broadened the insurance cover, in view of trading in the shares of the Bank in the USA in the form of American Depository Receipts (ADR).
Moreover, the insurance policy covers an additional amount of 35 million US Dollars on account of legal expenses in Israel.
(Additionally, the directors and office holders have additional cover of 25 million US Dollars within the framework of the banking insurance policy, such that the total amount of insurance coverage for office holders stands at 200 million US Dollars).

The Required Majority: A simple majority of the shareholders present when voting takes place and who are entitled to vote and have voted in person or by proxy.

As to Item 5: Conferring a Letter of Indemnity Upon Prof. Amir Barnea, Who Officiates as a Director of the Bank

Description of the Subject Matter: Conferring a letter of indemnity upon the director Prof. Amir Barnea.

Terms of the Resolution:

a. To approve the provision by the Bank of an undertaking to indemnify the director Prof. Amir Barnea whose appointment as a member of the Board of Directors in accordance with Article 16 (b) of the Articles of Association of the Bank was approved by the Board of Directors of the Bank on 27 July, 2006 with effect from 27 July, 2006, in accordance with the principles for indemnifying office holders of the Bank, which were approved by the Articles of Association of the Bank and by the special general meetings of the Bank held on 21 July, 2002 and on 23 December, 2002 and by the annual general meeting of the shareholders of the Bank held on 10 November, 2005.
(The principles and conditions for indemnifying office holders of the Bank which were approved by these meetings, shall hereinafter be referred to jointly in short as "the Bank's Indemnity Undertaking".)
The prior approval of the Audit Committee and the Board of Directors was given for the Bank's Indemnity Undertaking to be given to Prof. Amir Barnea.

b. (1) The Bank undertakes to indemnify Prof. Amir Barnea for any liability or expense as specified below, which may be imposed on him and/or which he may bear following acts committed by him in his capacity as an office holder of the Bank, including holding office or being appointed on behalf of the Bank in or to another corporation, in connection with, directly or indirectly, one or more of the categories of events specified in the letter of indemnity or any part thereof, or howsoever connected thereto, directly or indirectly.

(2) The undertaking to indemnify mentioned in sub-paragraph b. (1) above, will apply with respect to any liability or expense, which is indemnifiable by law, as follows:

a. Any pecuniary liability imposed upon them in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law;

b. Reasonable litigation expenses, including advocates' fees, which he may expend or be ordered to pay by a court of law, in a proceeding filed against him by the Bank or in its name or by any other person, or in a criminal charge where he is convicted of an offence which does not require proof of criminal intent;

c. Reasonable litigation expenses, including advocates' fees, expended by Prof. Amir Barnea following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, and which were concluded without any charges being laid against them and without any financial liability being imposed upon them as an alternative to a criminal proceeding, or which were concluded without any charges being laid against him but with the imposition of pecuniary liability as an alternative to a criminal proceeding with

respect to an offence which does not require proof of criminal intent; in this paragraph –

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun"- means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub- paragraph – the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Pecuniary liability as an alternative to a criminal proceeding" –means a pecuniary liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

(3) The maximum amount of indemnity for all of the office holders of the Bank, on a cumulative basis, according to the letters of indemnity to be issued by the Bank, may not exceed 25% (twenty-five per cent.) of the shareholders' equity of the Bank, according to its latest financial statements published before the actual date of indemnity.

(4) The Bank's Indemnity Undertaking shall be available to Prof. Amir Barnea even after he has discharged his function as office holder of the Bank, provided his actions were carried out during the period he discharged his function as an office holder of the Bank, including holding office or being appointed on behalf of the Bank in or to another corporation.

(5) The Bank's Indemnity Undertaking stands by itself and is in addition to any right Prof. Amir Barnea may have under any office holders' insurance and is not in derogation thereof.

The Required Majority: A simple majority of the shareholders present when voting takes place and who are entitled to vote and have voted in person or by proxy.

2. The Board of Directors has approved the resolutions pertaining to Clause 1 (sub-clauses (1)-(5)), which are on the agenda of the general meeting as set forth above.
With respect to the resolutions pertaining to Clause 1 (sub-clauses (3), (4), (5)), which are on the agenda of the general meeting as set forth above – resolutions of the Board of Directors were adopted after being approved by the Audit Committee.

3. The resolutions pertaining to the items of business set forth in Clause 1 (sub-clauses (1) –(5)) which are on the agenda of the general meeting as set forth above should be adopted by the general meeting by a simple majority of shareholders present when voting takes place and who are entitled to vote and have voted in person or by proxy.

4. The record date for determining the eligibility of a shareholder of the Bank to attend and vote at the general meeting as provided in Section 182 of the Companies Law, 5759-1999, is 25 December, 2006 (hereinafter: "the Record Date").

5. A shareholder who is entitled to be present and vote may vote by means of a poll card in accordance with the Companies Law and the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005 ("the Regulations"), with respect to Clause 1 (sub-clauses (2), (4) and (5)) which are on the agenda of the general meeting as set forth above.

The addresses of the distribution website of the Securities Authority ("the Authority") and the internet website of the Tel – Aviv Stock Exchange ("the Stock Exchange"), at which can be found the form of the poll card and the position notices within the meaning thereof under Section 88 of the Companies Law are:

The distribution web site of the Authority: http://www.magna.isa.gov.il
The internet website of the Stock Exchange: http://www.maya.tase.co.il

The form of the poll card published on the distribution web site of the Securities Authority and on the internet web site of the Tel – Aviv Stock Exchange is attached as Schedule A to this immediate report and forms an integral part hereof.

Voting by means of a poll card shall be made on the second part of the poll card as published on the distribution web site of the Authority.

A shareholder may apply directly to the Bank in order to receive from the Bank the form of the poll card and the position notices.

A member of the Stock Exchange shall send, free of charge, by electronic mail, a hotlink to the form of the poll card and the position notices on the distribution website of the Authority, to any shareholder who is not registered in the register of shareholders and whose share is registered with the same member of the Stock Exchange, if the shareholder gives notice that he is interested in receiving the same, provided that such notice is given with reference to a particular securities account and at any time prior to the Record Date.

6. A shareholder whose share is registered with a member of the Stock Exchange, is entitled to receive a confirmation of ownership from such member of the Stock Exchange through whom he holds his share, as to his ownership of the share, on the Record Date, as provided in the Companies (Proof of Ownership of a Share for the Purpose of Voting at a General Meeting) Regulations, 5760 – 2000, at a branch of the member of the Stock Exchange or by mail to his address against payment of postage only, if he so requests, and that a request for the purpose hereof shall be given in advance with reference to a particular securities account and at any time prior to the Record Date (hereinafter – "Confirmation of Ownership").

7. The deadline for the delivery of position notices to the Bank is 5 January, 2007 at 10:15 a.m.

8. The deadline for the delivery of poll cards to the Bank is 21 January, 2007, at 10:15 a.m.

9. Apart from the possibility of voting by means of a poll card with respect to the clauses specified above, shareholders of the Bank may attend and vote at the meeting personally or by proxy. The instrument appointing a proxy to vote ("instrument of appointment") shall, to the extent circumstances permit, be in the form specified in the Bank's Articles of Association. The instrument of appointment as well as the power of attorney (if any) under which it is signed, or a copy thereof certified to the satisfaction of the Board of Directors, shall be deposited at the offices of the Bank or at the place designated for convening the meeting, not less than 48 hours before the time appointed for the commencement of the meeting.

10. For it to be effective, the instrument of appointment of a proxy, together with the power of attorney (if any) under which it is signed, must reach the office of the Secretary of the Bank, not less than 48 hours before the appointed time of the meeting. In the case of a shareholder whose name is not registered in the register of shareholders, he must attach a Confirmation of Ownership to the instrument of appointment.

11. If within half an hour from the time appointed for the commencement of the annual general meeting a quorum is not present for the holding thereof, the meeting shall stand adjourned in relation to the matters set forth in Clause 1 above, to Wednesday, 31 January, 2007 at the same time and place specified above.

    If also at the meeting adjourned as aforesaid a quorum is not present within half hour of the time set for the commencement thereof, the shareholders present, whatever their number, shall be a quorum.

12. The full text of the proposed resolutions to be submitted for approval to the general meeting, the full text of the financial statements and the Directors' Report of the Bank for the year 2005 with their annexures, the Articles of Association of the Bank, the form of the deed of indemnity, the documents presented to the Audit Committee and the Board of Directors of the Bank within the framework of the procedures for the consideration and adoption of the resolutions on the items of business set out on the agenda of the general meeting, as well as additional background material, may be inspected at the office of the Secretary of the Bank at 63-65 Yehuda Halevy Street, Tel Aviv, during usual working hours, by prior arrangement by telephone at 03-567-3800 commencing on the date of publication of the notice for convening the annual general meeting in the daily newspapers as required by law.

13. **Attention is drawn to the provisions of Section 34 of the Banking (Licensing) Law, 5741-1981 which was amended by Amendment No. 13 to the aforesaid Law and which entered into force on September 1, 2004: "A person shall not agree with an other with respect to their voting for the appointment of a director in a banking corporation or in a bank holding corporation, other than in accordance with a permit granted by the Governor after consultation with the Licences Committee; this provision shall not apply to a holder of means of control who has agreed with an other that the other will vote in his name and on his behalf for whomsoever the holder of means of control instructed him, provided that the other shall not vote in the name and on behalf of more than one other holder."**
    Accordingly, as regards the election of directors (with respect to Clause 1 (sub-clause 2) which is on the agenda of the general meeting as set forth above), a proxy who is also a shareholder of the Bank may vote in the name and on behalf of only one other shareholder. As regards the remaining items of business on the agenda of the general meeting, there is nothing to prevent a proxy from representing more than one shareholder.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

Schedule "A"

Poll card in accordance with the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005 ("the Regulations"), for the
Annual General Meeting which will be convened on Wednesday, 24 January 2007

Part I

1. Name of the Company: Bank Hapoalim B.M.

2. Category of General meeting, the time and place when and where it is to be convened: Annual General Meeting. The General meeting will be convened on Wednesday, 24 January 2007, at 10:15 a.m., at the Levinstein Tower, 23 Menachem Begin Rd, 3rd Floor, Room 313, Tel-Aviv.
If the meeting is adjourned, it will take place on Wednesday, 31 January 2007 at the same time and place.

3. An elaboration of the subjects on the agenda which may be voted on by means of poll cards:

Item 2 on the agenda of the General meeting: Election of Directors

Description of the Subject Matter:
Election of a Director:

Details of the Nominee to the Best of the Knowledge of the Bank:
1) Name: Efrat Peled;
2) Number of Identity Document/Passport: 02722477/3
3) Date of Birth: 16/05/1974;
4) Address for Service of Process: 7A Hamarganit, Ramat Gan;
5) Citizenship: Israeli;
6) Membership of Committees of the Board of Directors: Yet to be appointed;
7) If an External Director as Defined in the Companies Law and Having Financial Accounting Expertise or Professional Qualifications: Is not being appointed as an external director as this term is defined in the Companies Law;
8) If an Employee of the Corporation, a Subsidiary thereof, of a Related Company thereof or an Interested Party therein: Is employed by controlling party of the Bank;
9) Date on which She Is to Take Office as a Director of the Corporation: 24 January, 2007;
10) Her Education and Employment During the Last Five Years, Specifying the Corporations in which She Serves as a Director:

Education:
- Bachelor's degree (B.A.) in Economics and Accounting from the University of Tel Aviv;
- Diploma studies in Real Estate Appraisal, University of Tel Aviv;
- Master of Business Administration (MBA)-(EMBA)- Kellogg Recanati International Program, University of Tel Aviv and Northwestern University;

Employment During the Last Five Years, Specifying the Corporations in which She Served/Serves as a Director:

- CEO Arison Holdings (1998) Ltd., from 9 March, 2006 to date;
- CEO Arison Investments Ltd., from 9 March, 2006 to date;
- President SAFO LLC, from September, 2004 to date;
- Director in Biomedical Investments (1997) Ltd., from 29 June, 2006 to date;
- CEO and Director in Arzaf Ltd., from 30 November, 2006 to date;
- CEO and Director in Arzaf B (97) Ltd., from 30 November, 2006 to date;
- CEO and Director in Arzaf G Ltd., from 30 November, 2006 to date;
- CEO and Director in Arshav Holdings Ltd., from 30 November, 2006 to date;
- Director in Housing & Construction Holding Co. Ltd., from 18 November, 2006 to date;
- Director in Av-Ar Capital Investments 1997 Ltd., from 29 June, 2006 to date;
- Chief Financial Officer of the Ted Arison Family Foundation (Israel and USA) from 2002 till 2004;

11) Is She Related to Another Interested Party in the Corporation: No
12) Does She Have Accounting or Financial Expertise: Yes

The Required Majority: The resolution will be adopted at the General Meeting by a simple majority of the shareholders present when voting takes place and who are entitled to vote, and have voted in person or by proxy.

Description of the Subject Matter:
Election of an External Director in accordance with Directive 301 of the Proper Conduct of Banking Directive of the Bank of Israel :

Details of the Nominee to the Best of the Knowledge of the Bank:
1) Name: Yair Orgler;
2) Number of Identity Document/Passport: 001210541
3) Date of Birth:10/10/1939;
4) Address for Service of Process: 19 Yaacov Zrubavel, Tel Baruch, Tel Aviv 69015;
5) Citizenship: Israeli;
6) Membership of Committees of the Board of Directors: Yet to be appointed;
7) If an External Director as Defined in the Companies Law and Having Financial Accounting Expertise or Professional Qualifications: Is not being appointed as an external director as this term is defined in the Companies Law;
8) If an Employee of the Corporation, a Subsidiary thereof, of a Related Company thereof or an Interested Party therein: No;
9) Date on which He Is to Take Office as a Director of the Corporation: 24 January, 2007;
10) His Education and Employment During the Last Five Years, Specifying the Corporations in which He Serves as a Director:

Education:

- B.Sc.- Industrial Engineering, Technion Israel 1963;
- M.Sc.- Industrial Engineering, University of Southern California, Los Angeles, Ca. USA 1965;
- Ph.D. Carnegie Mellon University, Pittsburgh, Pa. USA 1967;

<u>Employment During the Last Five Years, Specifying the Corporations in which He Served/Serves as a Director:</u>

- Israel Chemicals Ltd., External Director from September, 2006 to date;
- Atidim, Hi-Tech Industrial Park, Director from September, 1999 to date;
- Chairman of the Tel Aviv Stock Exchange 1996-2006;
- Full Professor, University of Tel Aviv, until October, 2003;

11) Is He Related to Another Interested Party in the Corporation: No
12) Does He Have Accounting or Financial Expertise: Yes

<u>The Required Majority</u>: The resolution will be adopted at the General Meeting by a simple majority of the shareholders present when voting takes place and who are entitled to vote, and have voted in person or by proxy.

The election of the aforesaid directors is subject to the approval of the Bank of Israel.

<u>Item 4 on the agenda of the General meeting:</u> Liability Insurance for the Directors and Office Holders of the Bank, including a Director who is a Controlling Party.

<u>Description of the Subject Matter</u>: Liability insurance for the directors and office holders of the Bank, including a director who is a controlling party.

<u>Terms of the Resolution</u>: Further to the resolution of the special general meeting of 8 March, 2006 which ratified the renewal of the directors' and office holders' liability insurance policy, including a director who is a controlling party of the Bank, up to 1 June, 2007, with Clal Insurance Company Ltd., which provides inclusive and cumulative insurance cover of 175 million US Dollars for the period of insurance with respect to a claim or cumulative claims over the whole period of insurance, it is proposed to ratify the policy on the terms as aforesaid against payment of premium in the sum of 3,770 thousand US Dollars, which is higher than the premium approved by the aforesaid meeting by an additional amount of 492 thousand US Dollars, as a result of having broadened the insurance cover, in view of trading in the shares of the Bank in the USA in the form of American Depository Receipts (ADR).
Moreover, the insurance policy covers an additional amount of 35 million US Dollars on account of legal expenses in Israel.
(Additionally, the directors and office holders have additional cover of 25 million US Dollars within the framework of the banking insurance policy, such that the total amount of insurance coverage for office holders stands at 200 million US Dollars).

<u>The Required Majority:</u> A simple majority of the shareholders present when voting takes place and who are entitled to vote and have voted in person or by proxy.

Item 5 on the agenda of the General meeting: Conferring a Letter of Indemnity Upon Prof. Amir Barnea, Who Officiates as a Director of the Bank

Description of the Subject Matter: Conferring a letter of indemnity upon the director Prof. Amir Barnea.

Terms of the Resolution:

A. To approve the provision by the Bank of an undertaking to indemnify the director Prof. Amir Barnea whose appointment as a member of the Board of Directors in accordance with Article 16 (b) of the Articles of Association of the Bank was approved by the Board of Directors of the Bank on 27 July, 2006 with effect from 27 July, 2006, in accordance with the principles for indemnifying office holders of the Bank, which were approved by the Articles of Association of the Bank and by the special general meetings of the Bank held on 21 July, 2002 and on 23 December, 2002 and by the annual general meeting of the shareholders of the Bank held on 10 November, 2005.
(The principles and conditions for indemnifying office holders of the Bank which were approved by these meetings, shall hereinafter be referred to jointly in short as "the Bank's Indemnity Undertaking".)
The prior approval of the Audit Committee and the Board of Directors was given for the Bank's Indemnity Undertaking to be given to Prof. Amir Barnea.

B. (1) The Bank undertakes to indemnify Prof. Amir Barnea for any liability or expense as specified below, which may be imposed on him and/or which he may bear following acts committed by him in his capacity as an office holder of the Bank, including holding office or being appointed on behalf of the Bank in or to another corporation, in connection with, directly or indirectly, one or more of the categories of events specified in the letter of indemnity or any part thereof, or howsoever connected thereto, directly or indirectly.

(2) The undertaking to indemnify mentioned in sub-paragraph B. (1) above, will apply with respect to any liability or expense, which is indemnifiable by law, as follows:

a. Any pecuniary liability imposed upon them in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law;

b. Reasonable litigation expenses, including advocates' fees, which he may expend or be ordered to pay by a court of law, in a proceeding filed against him by the Bank or in its name or by any other person, or in a criminal charge where he is convicted of an offence which does not require proof of criminal intent;

c. Reasonable litigation expenses, including advocates' fees, expended by Prof. Amir Barnea following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, and which were concluded without any charges being laid against them and without any financial liability being imposed upon them as an alternative to a criminal proceeding, or which were concluded without any charges being laid against him but with the imposition of pecuniary liability as an alternative to a criminal proceeding with

respect to an offence which does not require proof of criminal intent; in this paragraph –

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun"- means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub- paragraph – the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Pecuniary liability as an alternative to a criminal proceeding" –means a pecuniary liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

(3) The maximum amount of indemnity for all of the office holders of the Bank, on a cumulative basis, according to the letters of indemnity to be issued by the Bank, may not exceed 25% (twenty-five per cent.) of the shareholders' equity of the Bank, according to its latest financial statements published before the actual date of indemnity.

(4) The Bank's Indemnity Undertaking shall be available to Prof. Amir Barnea even after he has discharged his function as office holder of the Bank, provided his actions were carried out during the period he discharged his function as an office holder of the Bank, including holding office or being appointed on behalf of the Bank in or to another corporation.

(5) The Bank's Indemnity Undertaking stands by itself and is in addition to any right Prof. Amir Barnea may have under any office holders' insurance and is not in derogation thereof.

<u>The Required Majority</u>: A simple majority of the shareholders present when voting takes place and who are entitled to vote and have voted in person or by proxy.

4. <u>The time and place when and where the full text of the proposed resolutions may be inspected</u>: The full text of the proposed resolutions to be submitted for approval by the general meeting, the full text of the financial statements and the Directors' Report for the year 2005 with their annexures, the Articles of Association of the Bank, the form of the deed of indemnity, the documents presented to the Audit Committee and the Board of Directors of the Bank within the framework of the procedures for the consideration and adoption of the resolutions on the items of business set out on the agenda of the general meeting, as well as additional background material, may be inspected at the office of the Secretary of the Bank, at 63-65 Yehuda Halevy Street, Tel Aviv, during normal working hours, by prior arrangement by telephone at 03-5673800 commencing on the date of publication of the notice for convening the annual general meeting in the daily newspapers as required by law.

5. A poll card shall be effective only if there is attached thereto a confirmation of ownership of the non-registered shareholder. In the case of a shareholder who is registered in the register of shareholders of the Bank, the poll card shall be effective only if there is attached thereto a photocopy of such shareholder's identity card, passport or certificate of incorporation.
Such poll card together with the documents attached thereto should be delivered to the Bank, as aforesaid, no less than 72 hours prior to the time voting is to take place (i.e. by 21 January, 2007, at 10:15 a.m.).

6. Address of the Bank for delivering Poll Cards and Position Notices: At the office of the Secretary of the Bank, 63-65 Yehuda Halevy Street, Tel Aviv 65781 (7th Floor).

7. Cut-Off Date for delivering Position Notices: No more than 10 days after the record date i.e. no later than 5 January, 2007.

8. Cut-Off Date for delivering the Board of Directors' response to the Position Notices: No less than 12 days prior to the date on which the general meeting is scheduled to convene i. e. no later than 12 January, 2007.

9. The addresses of the distribution website of the Securities Authority ("the Authority") and the internet website of the Tel – Aviv Stock Exchange ("the Stock Exchange"), at which can be found the form of the poll card and the position notices within the meaning thereof under Section 88 of the Companies Law are:

The distribution web site of the Authority: http://www.magna.isa.gov.il
The internet website of the Stock Exchange: http://www.maya.tase.co.il

10. A non-registered shareholder is entitled to receive a confirmation of ownership from the branch of such member of the Stock Exchange through whom he holds his shares or by mail, if he so requests. A request for the purpose hereof shall be given in advance with reference to a particular securities account.

11. A non registered shareholder is entitled to receive by electronic mail, free of charge, a hotlink in the form of the poll card and the position notices on the distribution website of the Authority, from the Stock Exchange member through whom he holds his shares. That is unless he notifies such member of the Stock Exchange that he does not wish to receive such hotlink or that he wishes to receive poll cards by mail against payment. A shareholder's notice regarding poll cards shall also apply to position notices.

12. One or more shareholders who holds, on the record date 25 December. 2006 a percentage of shares constituting 5% or more of the total voting rights in the Bank, and whoever holds such a percentage of the total voting rights which are not held by a controlling party of the Bank as defined in Section 268 of the Companies Law ("controlling party"), may inspect the poll cards as provided in Regulation 10 of the Regulations, after the general meeting has convened, at the office of the Secretary of the Bank, at 63–65 Yehuda Halevy Street, Tel Aviv during normal working hours.
The number of shares, which constitute 5% of the total voting rights in the Bank, is: 63,035,875 shares.
The number of shares which constitute 5% of the total voting rights in the Bank, which are not held by a controlling party, is: 45,380,988 shares.

A shareholder shall state the manner in which he votes with regard to each item of business on the agenda on the form, which is the second part of the poll card.

Poll Card - Part II

Companies (Voting in Writing and Position Notices) Regulations, 5766-2005 ("the Regulations")

Name of the Company: Bank Hapoalim B.M.

Address of the Company (for delivery and dispatch of poll cards): Bank Hapoalim, Yehuda Halevy 63-65, Tel Aviv 65781, Attention: Secretariat of the Bank (7th Floor).

Number of the Company: 52-000011-8

Time fixed for the meeting: Wednesday, 24 January 2007, at 10:15 a.m.

Category of the meeting: Annual

Record date: Monday, 25 December 2006

(above to be filled in by the company)

Details of the shareholder

Name of shareholder (ordinary share) - ______________________________

Identity No. - ______________________________

If the shareholder has no Israeli Identity Card –

Passport No. - ______________________________

Country of issue - ______________________________

Valid until - ______________________________

If the shareholder is a corporation –

Number of Corporation - ______________________________

Country of Incorporation - ______________________________

Manner of Voting

Number of item of business on the agenda	Manner of voting [1]			Regarding appointment of an external director (Section 239(b) of the Companies Law) – Are you a controlling party? [2]		Regarding approval of a transaction under Sections 255 and 275 of the Companies Law – Do you have a personal interest in the resolution?		Regarding a change in the Articles of Association concerning exemption, Indemnity or Insurance (Section 262(b) of the Companies Law) – Do you have a personal interest in the resolutions?	
	For	Against	Abstain	Yes*	No	Yes*	No	Yes*	No
2									
4									
5									

Date

Signature

For shareholders who hold shares through a member of the Stock Exchange (under Section 177(1)) – this poll card is valid only if a confirmation of ownership is attached.

For shareholders who are registered in the register of shareholders of the Company – the poll card is valid if a photocopy is attached of the identity card / passport / certificate of incorporation.

(1) If no mark is made it shall be deemed to be an abstention from voting on such item of business.

(2) A shareholder who does not complete this column or who signifies "yes" and does not elaborate, his vote shall not be counted.

* Elaborate.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 6

Date: 20 December 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Pursuant to Regulation 11(b) of the Securities (Details of an Offering Circular for the Offer of Securities to Employees) Regulations, 5760-2000, ("**the Offering Circular Particulars Regulations**"), Bank Hapoalim B.M., ("**the Bank**") respectfully gives notice that on 19 December 2006, the board of directors of the Bank resolved to offer the bank's tenured employees the fourth portion of the warrants ("**the Warrants**"), pursuant to the options plan for the bank's tenured employees which was adopted by the Board of Directors from it's resolution on 30 May, 2004 ("**the Plan**").

Concurrent to the filing of this Immediate Report, the Bank is to deposit with the Securities Authority a preliminary Offering Circular pursuant to the provisions of Regulation 11(a) of the Offering Circular Particulars Regulations, in connection with the grant of the fourth portion of warrants to the employees by virtue of the companies' option plan, as set forth in the Offering Circular, namely, the grant of 4 million warrants, and additional amount of warrants equal to the amount of warrants expired or not allotted, for any reason, from the first, second and third portions (as set forth in the Offering Circular).

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
S. Braun	**A. Pinto**
Member of the Board of Management	Manager of Human Resources

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 7

Date: 20 December 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Pursuant to Regulation 11(b) of the Securities (Details of an Offering Circular for the Offer of Securities to Employees) Regulations, 5760-2000, (**"the Offering Circular Particulars Regulations"**), Bank Hapoalim B.M., (**"the Bank"**) respectfully gives notice that on 19 December 2006, the board of directors of the Bank resolved to offer the bank's employees employed under a personal employment contract the second portion of the warrants (**"the Warrants"**) pursuant to the options plan for the Bank's employees employed under a personal employment contract which was adopted by the Board of Directors from it's resolution on 6 December 2005 (**"the Plan"**).

Concurrent to the filing of this Immediate Report, the Bank is to deposit with the Securities Authority a preliminary Offering Circular (**"the Offering Circular"**) pursuant to the provisions of Regulation 11(a) of the Offering Circular Particulars Regulations, in connection with the grant of the second portion of up to 120,000 warrants to the employees employed under a personal employment contract, by virtue of the Plan and as set forth in the Offering Circular.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

S. Braun
Member of the Board of Management

A. Pinto
Manager of Human Resources